Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

June 11, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Loan Lauren Nguyen
Timothy Collins

Re:	Industrial Human Capital, Inc. Registration Statement on Form S-1 Filed on April 29, 2021 File No. 333-255594

Dear Ms. Nguyen:

On behalf of Industrial Human Capital, Inc. (the “Company”), we are hereby responding to the letter dated May 26, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1, filed on April 29, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No.1 to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Form S-1 filed on April 29, 2021

Our Company, page 3

1.

We note your disclosures throughout the prospectus highlighting your sponsor's affiliation with ShiftPixy, Inc. (“ShiftPixy”), a publicly traded company on the Nasdaq Stock Market, LLC.  We further note the disclosure on page 5 that you have "a unique opportunity to enhance the value of these acquisitions through a mutually beneficial relationship with ShiftPixy." Please revise to highlight that you are a separate company from ShiftPixy, and to address (i) that none of ShiftPixy’s business will directly be a source of returns for investors in your offering; and (ii) whether ShiftPixy is obligated to provide its expertise in sourcing an initial business combination transaction.

RESPONSE: The disclosure on page 5 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

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Industrial Human Capital, Inc. June 11, 2021 Page 2

Acquisition Criteria, page 8

2.

Please expand your disclosure to describe your "roll-up strategy" and "anticipated partnership with ShiftPixy," including how potential business combination targets will have "access to ShiftPixy’s technology."

RESPONSE: The disclosure on page 8 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Initial Business Combination, page 9

3.

Please expand your disclosure to discuss the founder shares anti-dilution rights, including whether A.G.P.'s founder share will be subject to the anti-dilution provisions, and that if you enter into an initial business combination with a target business that is affiliated with your sponsor, directors or officer, you will obtain an opinion from an independent investment banking firm or another independent entity that such an initial business combination is fair to your stockholders from a financial point of view.

RESPONSE: The disclosure in the Amended Registration Statement has been revised in accordance with the Staff’s comment.

4.

We note disclosure on page 46 that you are not prohibited from pursuing an initial business combination transaction with an affiliated entity. Please revise to address whether ShiftPixy is constrained in any way from pursuing acquisitions that could be suitable transactions for the company.  We note your disclosure at the bottom of page 59.

RESPONSE: The disclosure on page 10 and page 46 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Sourcing of Potential Initial Business Combination Targets, page 10

5.

We note your disclosure that your sponsor and your officers and directors may sponsor or form other special purpose acquisition companies similar to yours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination.  Please discuss your sponsor's, officers' and directors' role at Insurity Capital, Inc., TechStackery, Inc. and Vital Human Capital, Inc. and any related conflicts of interest.  In that regard, we note your disclosure on page 122.

RESPONSE: The disclosure on page 10 and page 122 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Risk Factors

The representative may have a conflict of interest if they render services to us in connection with our initial business combination, page 38

6.	Please expand your disclosure to discuss the representative's rights of first refusal. In that regard, we note your disclosure on page 155.

RESPONSE: The disclosure in the Amended Registration Statement has been revised to remove any and all references to the right of first refusal.

Principal Stockholders, page 125

7.

Please disclose the natural person(s) who directly, or indirectly, exercise sole or shared voting or investment control over the shares held by A.G.P./Alliance Global Partners. Refer to Regulation S-K Item 403 and Exchange Act Rule 13d-3.

RESPONSE: The disclosure under the “Principal Stockholders” section of the Amended Registration Statement has been revised to disclose the natural persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by A.G.P.

General

8.

Please revise your disclosure to clarify whether A.G.P. has agreed to vote its representative shares in favor of any proposed business combination, waive its redemption rights in connection with any initial business combination and waive its liquidation rights in connection with any liquidation.

RESPONSE: The disclosure in the Amended Registration Statement has been revised to clarify that initial stockholders, which includes A.G.P., will also enter into a letter agreement with the Company. Pursuant to the letter agreement, A.G.P. will agree to vote its shares in favor of any proposed business combination, waive its redemption rights in connection with any initial business combination, and waive its liquidation rights in connection with any liquidation.

9.

Please reconcile your disclosure that the representative will hold 1,739,130 founder shares and your disclosure on page 50 and elsewhere that your sponsor will beneficially own 20% of your issued and outstanding shares common stock upon the closing of this offering with your disclosure that you expect the founder shares to represent 20% of the outstanding shares after this offering.

RESPONSE: The disclosure in the Amended Registration Statement has been revised to reflect that the number of founder shares collectively held by the Sponsor and the representative will represent 20% of the outstanding shares after the closing of the offering.

Please feel free to call me at 212-407-4122 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Tahra T. Wright

Tahra Wright

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